Arcelor Mittal name to be used for Stock Market quotation

Rotterdam/Luxembourg, January 30, 2007 – Mittal Steel announced today its intention to use its trading name Arcelor Mittal on its different stock exchanges listings in order to better reflect the economic reality of the group. Arcelor Mittal will replace Mittal Steel currently used for the legal entity Mittal Steel Company N.V. The current ticker codes will, however, remain unchanged.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe UK/Asia/Africa Americas Retail SRI	+352 4792 2414 +44 207 543 1172 +1 312 899 3569 +352 4792 2434 +352 4792 2902
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		France
Nicola Davidson	+44 207 543 1162 / 1172	Sandra Luneau	+33 1 71 92 00 58
Luc Scheer	+352 4792 2360	Image 7:
Jean Lasar	+352 4792 2359	Tiphaine Hecketsweiler	+33 1 5370 7470
Maitland Consultancy:		Spain
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Ignacio Agreda	+34 94 489 4162
North America		Oscar Fleites	+34 98 512 60 29
Bill Steers	+1 312 899 3817